January 27, 2021

Megan Miller Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Flat Rock Opportunity Fund; File No. 811-23328

Dear Ms. Miller:

On December 11, 2020, you provided an oral comment with respect to your review of the 2019 Annual Report to Shareholders of Flat Rock Opportunity Fund (the “Fund”).  On January 12, 2021, you issued a follow-up comment, the substance of which has been incorporated into the comment listed below. Please find below the Fund's response to your comment, which the Fund has authorized Thompson Hine LLP to make on its behalf.

Comment 1.     Please confirm that there are no acquired fund fees and expenses related to the Fund’s holding of securities of BDCs that should be reflected in the Fees and Expenses Table. If there were acquired fund fees and expenses, please discuss the time period during which the Fund held securities of BDCs, and the aggregate sales and repurchases that were made during that period. Please provide information regarding remedial measures considered, including making a rescission offer.

Response: The Fund acknowledges that, as of December 31, 2019, it held securities of three BDCs and, as a result, understated the amount of acquired fund fees and expenses (“AFFE”) that an investor would be exposed to as a result of an investment in shares of the Fund. The Fund estimates that the Fees and Expenses Table, as of December 31, 2019, should have included 0.79% of average net assets in the line item entitled “Acquired Fund Fees and Expenses” in the Fees and Expenses Table found in its prospectus.

The Fund held securities of publicly-listed BDCs from its inception in July 2018 through December 2020, by which time it had disposed of all shares of publicly-listed BDCs. The table below shows AFFE as a percentage of net assets at the end of each quarter, and other pertinent information for each quarter during the period the Fund held shares of publicly-listed BDCs:

Megan Miller

January 27, 2021

Quarter	Average Net Assets	Total Sales	Total Repurchases	AFFE (as a % of Average Net Assets)
3Q18*	$8,581,742.00	$13,103,559.10	$-	1.40%
4Q18	$15,712,628.00	$2,149,484.76	$133,628.92	0.93%
1Q19	$18,565,861.00	$4,191,526.27	$196,872.73	0.38%
2Q19	$27,773,511.00	$13,453,039.94	$169,184.78	0.30%
3Q19	$36,996,395.50	$5,132,674.90	$765,229.36	0.16%
4Q19	$42,161,396.00	$6,402,519.30	$381,180.95	0.13%
1Q20	$43,190,158.00	$7,668,884.18	$1,047,225.50	0.15%
2Q20	$44,333,613.00	$5,222,970.19	$2,331,265.11	0.22%
3Q20	$57,586,269.50	$18,028,032.24	$682,664.07	0.27%
4Q20	$73,533,037.45	$3,905,653.74	$2,895,695.27	0.12%

*The inception date of the Fund was July 2, 2018. The Fund commenced operations with $2,000,000 contributed by individuals employed by Flat Rock Global, LLC, the Fund’s investment adviser.

The Fund no longer holds any securities of BDCs in its portfolio and does not expect to purchase any securities of BDCs in the foreseeable future. However, as stated in its prospectus, it may purchase securities of BDCs in the future. To the extent it does so, the Fund will file a supplement to its prospectus to disclose anticipated AFFE resulting from holding securities of BDCs.

In addition, the Fund has revised its disclosure policies and procedures to specifically include a process that reviews, on a regular basis, whether AFFE should be added to the Fund’s Fees and Expenses Table as a result of holding shares of BDCs or other investment companies.

After consideration of the following factors, the Fund believes that the understatement of AFFE in its prospectus was not an omission of a material fact that a reasonable investor would rely on in making an investment decision.

First, shares of the Fund are valued and priced on a daily basis and sold at net asset value (“NAV”) each day. AFFE has no direct impact on NAV and, therefore, has no direct impact on the price of Fund shares that investors pay, nor does it impact the price at which shares are repurchased. Further, the Fund has only invested in publicly-listed BDCs, each of which has significant trading volume. The BDCs held by the Fund were valued each trading day based on the closing price on the New York Stock Exchange or NASDAQ, as applicable. Publicly-listed BDCs trade at a premium or discount to NAV each day, based on a number of market factors.1 The Fund generally invested in publicly-listed BDCs at prices that reflected a discount to NAV. The Fund believes that a portion of the discounts may have been attributable to the underlying fees and expenses that BDCs pay and, therefore, that such fees and expenses at the BDC level were already factored into the value of the shares of the BDCs and the Fund’s NAV.

1 In contrast, the price at which shares of non-listed closed-end funds, such as publicly-registered non-traded BDCs and private BDCs, are purchased would not reflect AFFE. At no point did the Fund hold shares of non-listed closed-end funds or BDCs.

Megan Miller

January 27, 2021

During the period when the Fund held shares of publicly-listed BDCs, Fund shareholders received the information they needed in order to make a decision regarding whether or not to purchase shares of the Fund. Each shareholder received the Fund’s prospectus and SAI, as well as annual and semi-annual reports, which clearly listed the Fund’s holdings, including publicly-listed BDCs, and other relevant financial information needed in order to make an investment decision. AFFE are not required to be disclosed in the Fund’s annual and semi-annual shareholder reports and are not reflected in the Fund’s financial statements. The Fund’s prospectus accurately depicted the direct costs of investing in the Fund during the period. Further, the Fund’s principal investment strategy discloses that the Fund may invest in BDCs, and the principal risk factor related to such investments describes the fees associated with BDCs and indicates that shareholders of the Fund may indirectly bear a portion of the BDC expenses.

The Fund has considered whether a rescission offer would be an appropriate remedy in light of the issues raised above and has concluded that the costs and administrative burden associated with conducting a rescission would greatly outweigh any benefits to shareholders of the Fund. Sections 11(a) and 12(a)(2) of the Securities Act of 1933 (“1933 Act”) provide investors with private rights of action to recover losses when a fund’s registration statement contains a material misrepresentation or omission, but do not require funds, on their own, to offer rescission. The Fund strongly believes that the understatement of AFFE was not “material” and thus the risk of potential future liability is remote. A misrepresentation is material if there is “a substantial likelihood that a reasonable shareholder would consider it important.”2 An omitted fact is material where there “is a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information available.”3 As previously discussed, the information made available to each investor apprised them of the strategies and risks of investing in the Fund, including the potential to bear the indirect costs of BDC investments. In addition, since AFFE has no impact on the Fund’s NAV or the price that shareholders pay to purchase shares or the price that shareholders receive in connection with share repurchases, shareholders were not economically impacted by the understatement of AFFE. As such, if AFFE were included in the prospectus fee table during the relevant period, the Fund believes this would not have “significantly altered the total mix of information available” to each investor.

In addition to the factors noted above, during the relevant period, the Fund’s assets grew continuously and AFFE generally decreased as a percentage of net assets. Further, the Fund has not received any shareholder complaints, and each shareholder has the opportunity to have his or her shares repurchased during each quarterly repurchase offer.

2 Basic Inc. v. Levinson, 485 U.S. 224, 231–32 (1988) (internal citations omitted).

3 Matrixx Initiatives, Inc. v. Siracusano, 563 U.S. 27, 38 (2011) (citing Basic, 485 U.S. at 231–32).

Megan Miller

January 27, 2021

Finally, the Fund considered the costs associated with conducting a rescission offer and determined that the legal and administrative costs substantially outweigh the benefits such an offer would provide to its shareholders. Because the Fund is a closed-end fund, in order to conduct a rescission offer, the Fund would bear the cost of registering additional shares connected with the offer, among other items. Any benefits to shareholders would be immaterial, because in the unlikely event that a shareholder was to file a claim against the Fund and succeed, any estimated damages (calculated net of distributions paid) would be immaterial, and potentially zero because of the positive performance of the Fund over time.

* * *

Should you have any questions concerning this response, please contact me at (202) 263-4144.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton